UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                       Worldtalk Communications Corp.
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 98155G101
        ------------------------------------------------------------
                               (CUSIP Number)


                          Bernard J. Cassidy, Esq.
                              General Counsel
                      Tumbleweed Communications Corp.
                             700 Saginaw Drive
                           Redwood City, CA 94063
                               (650) 216-2000

                              with a copy to:
                           Gregory C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                      525 University Avenue, Suite 220
                            Palo Alto, CA 94301
                               (650) 470-4500
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             November 18, 1999
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP No. 98155G101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Tumbleweed Communications Corp.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

            WC, 00
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      4,975,000 (1)
            SHARES
                                   -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0 (1)
             EACH
                                   -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        4,975,000 (1)
             WITH
                                   -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          0 (1)

     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,975,000(1)

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            Approximately 19.9(2)

     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

            CO

     -------------------------------------------------------------------

-------------

          (1) The shares of common stock of the Issuer cov ered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Report ing Person on November 18, 1999, and described in Items 3, 4 and 5 of this report.

          (2) After giving effect to the exercise of the option as described herein.



            ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Worldtalk Common Stock"), of Worldtalk Communications Corporation, a Delaware corporation ("Worldtalk" or the "Company"). The principal executive offices of Worldtalk are located at 5155 Old Ironsides Drive, Santa Clara, California, 95054.

            ITEM 2.     IDENTITY AND BACKGROUND.

            (a) - (c) and (f)

            This Schedule 13D is being filed by Tumbleweed Communications Corp., a Delaware corporation ("Tumbleweed"). The principal business of Tumbleweed is secure electronic communications. The principal executive offices of Tumbleweed are located at 700 Saginaw Drive, Redwood City, California, 94063. Certain information concerning the executive officers and directors of Tumbleweed is set forth in Schedule A hereto and is incorporated herein by this reference.

            (d) and (e)

            Neither Tumbleweed nor, to the knowledge of Tumbleweed as of the date hereof, any of its executive officers or directors has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Tumbleweed acquired an option to purchase 4,975,000 shares of Worldtalk Common Stock (the "Option"), pursuant to a Stock Option Agreement dated November 18, 1999, between Worldtalk and Tumbleweed (the "Worldtalk Option Agreement"). Pursuant to the Option, Tumbleweed has the right, upon the occurrence of certain events specified in Section 2 of the Worldtalk Option Agreement, to purchase 19.9% of the Worldtalk Common Stock (or such greater number of shares of Worldtalk Common Stock equal to 19.9% of the then outstanding shares of Worldtalk Common Stock) for $10.527 per share, subject to certain customary anti-dilution adjustments. Notwithstanding any other provisions of the Worldtalk Option Agreement, the Total Profit (as defined in the Worldtalk Option Agreement) that Tumbleweed may realize from the Option and pursuant to the termination fee under the Merger Agreement (as defined in Item 4 below) may not exceed an amount equal to $6,000,000. Upon the occurrence of certain events specified in the Worldtalk Option Agreement, Tumbleweed may require Worldtalk to repurchase the Option. In addition, the Worldtalk Option Agreement grants certain registration rights to Tumbleweed with respect to any shares of Worldtalk Common Stock acquired pursuant to the Option. The Worldtalk Option Agreement is attached to this
Schedule 13D as Exhibit C and is incorporated herein by reference. The foregoing description of certain terms of the Worldtalk Option Agreement is qualified in its entirety by reference to the full text of the Worldtalk Option Agreement.

            It is anticipated that, should the Option become exercisable and should Tumbleweed determine to exercise the Option, Tumbleweed would obtain the funds therefor from working capital or by borrowing from parties whose identity is not yet known.

            ITEM 4.     PURPOSE OF TRANSACTION

            (a) - (g)

            On November 18, 1999, Tumbleweed, Worldtalk, and Keyhole Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Tumbleweed ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Worldtalk such that Worldtalk would become a wholly owned subsidiary of Tumbleweed (the "Merger"). Upon consummation of the Merger, Worldtalk will become the surviving corporation (the "Surviving Corporation"), and the Certificate of Incorporation, with limited amendments, and the by-laws of Sub will be the Certificate of Incorporation and by-laws of the Surviving Corporation, the initial director of the Surviving Corporation will be Jeffrey C. Smith and the initial officers of the Surviving Corporation will be the officers of Sub. At the effective time of the Merger, each outstanding share of Worldtalk Common Stock will be converted into the right to receive 0.26 shares of common stock, par value $0.001 per share of Tumbleweed ("Tumbleweed Common Stock") (except that cash will be paid in lieu of fractional shares). If the Merger is consummated in accordance with the terms and conditions of the Merger Agreement, or upon the occurrence of certain other events as set forth in the Worldtalk Option Agreement, the Option will terminate.

             (h) - (j)

          Upon consummation of the Merger as contemplated by the Merger Agreement, the Worldtalk Common Stock will be delisted from the Nasdaq Stock Market National Market System, and the Worldtalk Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The preceding summary of certain terms of the Merger Agreement and the Worldtalk Option Agreement is qualified in its entirety by reference to the full text of such documents, copies of which are filed as Exhibits 2.1 and C respectively, hereto, and which are incorporated herein by this reference.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b)

            The number of shares of Worldtalk Common Stock covered by the Option is equal to 4,975,000, subject to certain adjustments for anti-dilution as set forth in the Worldtalk Option Agreement, which constitutes 19.9% of the issued and outstanding shares of Worldtalk Common Stock on November 18, 1999.

            Prior to the exercise of the Option, Tumbleweed (i) is not entitled to any rights as a stockholder of Worldtalk as to the shares covered by the Option, and (ii) disclaims any beneficial ownership of the shares of Worldtalk Common Stock which are purchasable by Tumbleweed upon exercise of the Option because the Option is exercisable only in the limited circumstances set forth in the Worldtalk Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, Tumbleweed would have the sole right to vote or to dispose of the shares of Worldtalk Common Stock issued as a result of such exercise, subject to the terms of the Worldtalk Option Agreement.

            (c) Other than as set forth in this Item 5, to the knowledge of Tumbleweed as of the date hereof, (i) neither Tumbleweed nor any subsidiary or affiliate of Tumbleweed nor any of Tumbleweed's executive officers or directors, beneficially owns any shares of Worldtalk Common Stock, and (ii) there have been no transactions in the shares of Worldtalk Common Stock effected during the past 60 days by Tumbleweed, nor to the knowledge of Tumbleweed as of the date hereof, by any subsidiary or affiliate of Tumbleweed or any of Tumbleweed's executive officers or directors.

            (d) No other person is known by Tumbleweed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Worldtalk Common Stock obtainable by Tumbleweed upon exercise of the Option.

            (e) Not applicable.

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Certain stockholders of Worldtalk collectively holding 6,630,165 shares of Worldtalk Common Stock (representing approximately 46% of the currently outstanding Worldtalk Common Stock) have entered into voting agreements, substantially in the form attached to this Schedule 13D as Exhibit D (the "Voting Agreement"), with Tumbleweed, pursuant to which such stockholders have agreed, among other things, to vote such shares of Worldtalk Common Stock to approve the merger agreement and the transactions associated with it at the related special meeting of Worldtalk stockholders. The Voting Agreement is incorporated herein by reference. The foregoing description of certain terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by this reference.

            The responses to Items 3, 4, 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

            ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            2.1 Agreement and Plan of Merger, dated as of November 18, 1999, by and among Worldtalk, Sub and Tumbleweed.

            (C) Form of Stock Option Agreement, dated November 18, 1999, by and between Worldtalk and Tumbleweed.

            (D) Form of Voting Agreement by and among Tumbleweed, Sub and certain stockholders of Worldtalk.


                              SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                Tumbleweed Communications Corp.


Date: November 24, 1999                         By: /s/ Bernard J. Cassidy
                                                   ___________________________
                                                   Name:  Bernard J. Cassidy
                                                   Title: General Counsel and
                                                          Secretary



                                                                     SCHEDULE A
                      DIRECTORS AND EXECUTIVE OFFICERS

                     OF TUMBLEWEED COMMUNICATIONS CORP.


      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tumbleweed. Unless otherwise indicated, each such person is a United States citizen, and the business address of each such person is 700 Saginaw Drive, Redwood City, CA 94063.

NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL OCCUPATION
-------------------------           ---------------------------

Jeffrey C. Smith                    Founder, Chairman, President and Chief
                                    Executive Officer
Donald N. Taylor                    Vice President-International Sales
Donald R. Gammon                    Vice President-North American Sales
Jean-Christophe D. Bandini          Founder and Chief Technical Officer
Shomit A. Ghose                     Vice President-Applications
Kerry S. Champion                   Vice President-Engineering
Joseph C. Consul                    Vice President-Finance and Chief
                                    Financial Officer
Shinji Eura                         General Manager-Tumbleweed Software, K.K.
Robert A. Krauss                    Vice President-Business Development
Mark R. Pastore                     Vice President-Corporate Development
Michael J. Earhart                  Vice President-Corporate Marketing
Bernard J. Cassidy                  General Counsel and Secretary
Timothy C. Draper                   Director
Eric J. Hautemont                   Director
David F. Marquardt                  Director
Standish H. O'Grady                 Director